EXHIBIT 7.1

Statement Regarding Calculation of Ratios of Earnings to Fixed Charges

For purposes of computing the ratio of earnings to fixed charges disclosed in Arauco’s Annual Report on Form 20-F for the year ended December 31, 2014, (i) earnings consist of earnings before income taxes plus fixed charges, and (ii) fixed charges consist of interest expense (including capitalized interest) and amortization of any discount and issuance costs related to our offerings of debt securities.